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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 19)

                    Under the Securities Exchange Act of 1934

                             SWISS ARMY BRANDS, INC.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    870827102
                                    ---------
                                 (CUSIP Number)

                            Charles B. Friedman, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                            New York, New York 10105
                                 (212) 486-8000
                                 --------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 13, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                Page 1 of 6 Pages




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---------------------------                -------------------------------------
CUSIP No. 870827102              13D            Page 2 of 6 Pages
---------------------------                -------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             BRAE GROUP, INC.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)
                                                                             [ ]
                                                                             (b)
                                                                             [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS
                                                  N/A
--------------------------------------------------------------------------------

  5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                                        0
OWNED BY EACH
 REPORTING
PERSON WITH

                  --------------------------------------------------------------
                    8      SHARED VOTING POWER

                                              500,000
                  --------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                                                    0
                  --------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                              500,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      500,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 5.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                                                  CO
--------------------------------------------------------------------------------




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---------------------------                -------------------------------------
CUSIP No. 870827102              13D            Page 3 of 6 Pages
---------------------------                -------------------------------------


--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            LOUIS MARX, JR.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)
                                                                             [ ]
                                                                             (b)
                                                                             [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                                                  N/A
--------------------------------------------------------------------------------
  5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States
--------------------------------------------------------------------------------
  NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                           19,730
OWNED BY EACH
  REPORTING
PERSON WITH
                  --------------------------------------------------------------
                    8      SHARED VOTING POWER

                                      500,000
                  --------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                                       19,730
                  --------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                      500,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      519,730
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        6.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                                                  IN
--------------------------------------------------------------------------------




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                        AMENDMENT NO. 19 TO SCHEDULE 13D

                  This Amendment No. 19 to Schedule 13D (as so amended, the "Amended Schedule 13D") is filed by Brae Group, Inc., a Delaware corporation ("Brae"), and Louis Marx, Jr. ("Mr. Marx") with respect to the common stock, par value $.10 per share (the "Common Stock") of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army").

                  The purpose of this Amendment No. 19 is to report that on December 13, 2000, Brae Group, Inc. ("Brae") sold to Victorinox AG, a Swiss corporation ("Victorinox"), 1,917,900 shares of Swiss Army Common Stock (the "Shares") for $5.00 per share, or $9,589,500 in the aggregate.

                  Each of Brae and Mr. Marx is responsible for the completeness and accuracy of only that information concerning each of Brae or Mr. Marx, respectively, contained herein, or in any subsequent amendment, including information relating to Brae's officers, directors and controlling persons, and neither of such parties is responsible for the completeness or accuracy of any information concerning the other party. Neither Brae nor Mr. Marx knows or has reason to believe that any information concerning the other party contained herein is inaccurate and the execution of any subsequent amendment by each party shall constitute a representation by such party that it neither knows nor has reason to believe that any information concerning the other parties contained in such amendment is inaccurate at the time of such execution.

Item 5. - Interest in Securities of the Issuer.

                  (a) (b) Brae is deemed to own directly 500,000 shares of Common Stock issuable upon exercise of a currently exercisable Stock Option (the "Brae Option Shares"), constituting approximately 5.8% of the issued and outstanding shares of such stock as of the date hereof (including as if issued and outstanding on the date hereof the Brae Option Shares). Brae and Mr. Marx may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of such shares.

                  Mr. Marx owns directly 19,730 shares of Common Stock constituting approximately 0.2% of the issued and outstanding shares of such stock as of the date hereof. Mr. Marx has the sole power to vote or direct the vote and to dispose or direct the disposition of these shares. Mr. Marx may be deemed to share with Brae the power to vote or direct the vote and to dispose or direct the disposition of the shares deemed to be held by Brae. Mr. Marx may thus be deemed to beneficially own 519,730 shares of Common Stock or approximately 6.1% of the issued and outstanding shares of such stock as of the date hereof (including as if issued and outstanding on the date hereof the 500,000 Brae Option Shares). Mr. Marx disclaims beneficial ownership of the Brae Option Shares.

                                       4



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                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2000

                                                     BRAE GROUP, INC.

                                                     By:   /S/ W. Kirk Bosche
                                                        ------------------------
                                                         Name: W. Kirk Bosche
                                                         Title:   Vice President

                                       5



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                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2000

                             By: /S/ Louis Marx, Jr.
                                 -------------------
                                 Louis Marx, Jr.

                                       6